EXHIBIT 2

                            GERMAN AMERICAN BANCORP
                            711 MAIN STREET, BOX 810
                             JASPER, INDIANA  47546

                                OFFER OF MERGER

July 3, 1996



Board of Directors
Peoples Bancorp of Washington
Washington, Indiana


Gentlemen:

     Our Board of Directors has authorized me to present this Offer, which amends and supersedes the Offer of Merger dated June 21, 1996, for the affiliation of Peoples Bancorp of Washington (`Peoples'') and its subsidiary, Peoples National Bank of Washington (`Bank''), with German American Bancorp (`Company'') and its four affiliated community banks pursuant to a merger of Peoples with the Company (or subsidiary of the Company) or similar transaction (`Merger''). Pursuant to the Merger, the Company would issue to the shareholders of Peoples a number of shares of common stock of the Company at closing that have an aggregate `Closing Market Value'' (as defined below) of $21,000,000; provided, however, that the number of shares of Company common stock to be issued will in no event be more than 659,375 shares (even if the Closing Market Value is less than $32.00) nor will it be less than 586,111 shares (even if the Closing Market Value is more than $36.00). If the Closing Market Value is less than $32.00, then Peoples would be entitled to terminate the Merger. The maximum and minimum number of shares issuable by the Company is subject to appropriate adjustment on account of any future Company stock dividends, splits, and the like that are effected as of a record date prior to the closing date.

     For purposes of the Offer, the `Closing Market Value'' of Company common stock shall be determined by averaging the bid and ask prices as reported by NASDAQ at the close of each the ten (10) consecutive business days ending on the second business day prior to such closing.

     The following terms and conditions are applicable to this Offer, and will be contained in the merger agreement along with other mutually agreeable terms and conditions:


1. The Board of Directors of each of the parties shall have approved a merger agreement and the parties thereafter shall have executed and delivered the merger agreement and shall have obtained all the necessary or appropriate regulatory and shareholder approvals for consummation of the Merger. The merger agreement will contain such representations, warranties, conditions, and other terms and conditions as are mutually agreeable and customary in community bank merger transactions.

2. The consolidated results of operations and financial condition of Peoples and its subsidiaries, and the Company and its subsidiaries, as described by the December 31, 1995 and the March 31, 1996 financial statements filed with supervisory regulatory authorities and made available to shareholders, shall have been fairly presented in accordance with generally accepted accounting principles and practices applicable to banks, consistently applied, including the full and fair disclosures of, or adequate reserves against, all liabilities, absolute or contingent.
3. The operation and condition (on a consolidated basis) of the business, properties, prospects and affairs, financial and otherwise, of Peoples and of the Company, from the date of their respective December 31, 1995 financial statements through the effective date of the Merger, shall have been continued without changes, except changes in the ordinary course of business, which individually or in the aggregate shall not have been materially adverse, and except changes reflected by the March 31, 1996 financial statements of the Bank and of the Company.

4. There shall have been no material change since December 31, 1995, in the nature of the business, capital structure, compensation arrangements or dividend policies of Peoples, and no additional stock or other securities of Peoples (or warrants, options, convertible securities, or other rights to acquire such stock or other securities) shall have been issued.

5. All currently outstanding common stock of Peoples shall have been duly authorized, validly issued, fully paid and nonassessable.

6. There shall be no pending or threatened litigation or administrative proceedings to restrain or invalidate the proposed acquisition or otherwise relating to or affecting the proposed acquisition, or affecting or relating to Peoples or the Bank or their business or properties.

7. The affiliation shall be tax-free to the shareholders of Peoples and shall qualify as a pooling of interests for financial reporting purposes.



8. The Board of Directors of Peoples (a) shall have approved this Offer by favorable vote of at least the number of members of the whole Board of Directors required under applicable law and the governing corporate documents of Peoples, (b) shall cause the Merger to be submitted for a vote of the shareholders of Peoples at the earliest possible date, and (c) in connection with such shareholder vote, the Directors who have approved this Offer shall recommend (unless in the written opinion of counsel for Peoples the fiduciary duties of the Board of Directors prohibit such a recommendation) the Merger to the shareholders of Peoples. In connection with the recommendation, Peoples shall have received from its financial adviser a letter, dated the date of mailing of the Prospectus/Proxy Statement to be mailed to the shareholders of Peoples with respect to the Merger and included therein, to the effect that, in the opinion of such financial advisor, the terms of the Merger are fair to the shareholders of Peoples from a financial point of view. From and after the time of acceptance of this Offer by Peoples, neither Peoples nor the Bank shall (a) directly or indirectly solicit, encourage or facilitate (nor shall they permit any of their respective officers, directors, employees or agents directly or indirectly to solicit, encourage or facilitate), including by way of furnishing information other than the fact of the acceptance of the Offer by Peoples, any inquiries or proposals from third parties for a merger, consolidation, share exchange or similar transaction involving Peoples or the Bank or for the acquisition of the stock or substantially all of the assets or business of Peoples or the Bank, or (b) subject to the fiduciary duties of the Directors of Peoples as advised by counsel in a written opinion, discuss with or enter into conversations with any person concerning any such merger, consolidation, share exchange, acquisition or other transaction. Peoples shall promptly notify the Company orally (to be confirmed in writing as soon as practicable thereafter) of all of the relevant details concerning any inquiries or proposals that it may receive relating to any such matters, including actions it intends to take with respect to such matters. In the event that the transactions contemplated by this Offer terminate because Peoples either willfully fails to perform its obligations for reasons not contemplated by this Offer or because Peoples or the Bank enters into a merger, consolidation, or other business combination with any other party, then (in addition to whatever other legal rights or remedies to which the Company may be entitled), at the Company's option Peoples shall (a) pay to the Company a termination fee of $422,000 and (b) reimburse the Company for all of its out-of-pocket costs and expenses in connection with the Merger incurred from and after the date of acceptance of the Offer, including its legal, accounting, environmental and other consulting fees and expenses.

9. In connection with the filings that the Company and/or Peoples may be required to make in connection with the Merger with banking, securities, and anti-trust regulatory agencies (`Agencies''), Peoples shall cooperate with the Company, and each shall use their best efforts to obtain all necessary approvals of, or clearances from, the Agencies, and shall cause their agents and advisors to cooperate and use their best efforts in connection therewith. The Company (or its subsidiaries) shall be responsible for making the required Merger filings (except to the limited extent that the applicable law, regulations, or forms specify that Peoples (or its subsidiary) is the appropriate filing party) with the Agencies, and for discussing such filings with the Agencies and responding to comments thereon. If any required filing is disapproved by any of the Agencies, or any determination is made by any of the Agencies that the Merger cannot be consummated except on terms and conditions that are materially adverse from a financial point of view to the Company or to the shareholders of Peoples (an `Adverse Determination''), then the Company shall promptly advise Peoples of such Adverse Determination and the Company's intended course of action with respect thereto. In the event that the Company in its sole discretion determines to seek a judicial or regulatory appeal or review (formal or informal) of the Adverse Determination, Peoples (and its agents and advisors) shall continue to cooperate with such appeal and review procedure and use its best efforts to assist in connection with obtaining reversal or modification of such Adverse Determination. In the event that
     (a) the Company in its sole discretion elects not to seek an appeal or review of the Adverse Determination or elects in its sole discretion at any time after seeking such an appeal or review to discontinue that effort, or
     (b) the Company seeks such an appeal or review but all avenues for such appeal or review are exhausted without the Adverse Determination having been vacated or overruled or modified in such a manner that the Adverse Determination is no longer materially adverse (`Relief Determination''), or (c) the Company seeks such an appeal or review but such appeal or review remains pending on December 31, 1997, without having resulted in a Relief Determination, then either the company or Peoples may terminate the Merger without obligation to the other on account of the Adverse Determination; provided, however, that the Company shall pay Peoples a termination fee of
     ------------------

     $422,000 within 90 days if (x) the Merger is terminated solely as a result of an Adverse Determination relating to the Company's eligibility to account for the Merger under the pooling-of-interests method of accounting in accordance with this sentence for reasons other than the exercise of statutory dissenters rights by shareholders of Peoples who would otherwise be entitled to receive ten percent or more of the Company common stock issuable in the Merger, and (y) Peoples and its agents and advisors have abided by their obligations of cooperation and best efforts expressed in this Paragraph 9.


     We contemplate that Peoples National Bank would lead the Company's Daviess County banking operations under the direction of its present management and Board of Directors without loss of its separate corporate identity. In contrast to the staffing reductions that are usually associated with cross-town mergers and the negative impact these job losses have on the people involved and the community as a whole, our proposal offers continuity of local employment. The employees of all of our affiliate banks are welcomed into our organization on an equal basis, and your employees will receive full vesting and eligibility credit under our defined contribution retirement plans for their years of service to Peoples. Furthermore, cross-town mergers present the issues of combining the Boards of Directors and management philosophies with the uncertainty of compatibility. Finally, cross-town mergers could raise significant anti-trust issues which we are confident, based upon the findings of an independent study, are not a factor under our Offer.

     Our offer further contemplates that Peoples may, in its discretion, form a non-profit charitable foundation, managed by People's Board of Directors, for the benefit of the communities served by the Bank. Initial funding for the Foundation would be an amount not less than $28,000, the amount of your 1996 budgeted charitable contributions, and subsequent years' fundings would be at levels not less than your Bank's past charitable contributions practices. In this way, the Merger will result in a tangible benefit to the community in addition to the intangible benefits that flow from the preservation of the identity and local management of the Bank. Through this Foundation, local Board members can be assured that continued community support, which we believe is critical to a community bank's identity, will remain as a cornerstone in Peoples National Bank's well established history of enriching the local community through its charitable giving.

     The Company's policy is to provide substantial operational autonomy for each of its bank subsidiaries. In light of the important role that Peoples National Bank will have in the organization, we anticipate (in accordance with our long-standing policy) that all Directors of the Bank would continue to serve after the closing of the Merger indefinitely, subject of course to the Bank's mandatory retirement age policy as in force from time to time. We have never requested any members of the boards of directors of any of our affiliate banks to resign their positions. In addition to the appointment of your chairman to the Company's Board of Directors, we will also invite a second representative of Peoples, who is mutually acceptable to the Peoples Board and the Company Board, to join the Company's Board promptly following the closing of the Merger.

     Except as specified by paragraph 8 above, each party will bear all of the expenses it incurs in connection with this letter and the transactions contemplated hereby.

     This Offer, when accepted by Peoples, shall constitute a legally-binding agreement enforceable against Peoples and the Company in accordance with its terms, and shall constitute a `Definitive Agreement'' as that term is used in the letter to the Chairman of the Company from Austin Associates, Inc., dated May 2, 1996, and accepted by the Company.

     If you desire to accept this Offer on behalf of Peoples, and work toward the completion of the Merger as described in this letter, kindly indicate your acceptance below and return the executed copy to our Chairman or President.


                         Yours very truly,

                            GERMAN AMERICAN BANCORP

                            By:/s/ George W. Astrike
                                   -------------------------
                                   George W. Astrike
                                   Chairman and Chief Executive Officer


Peoples Bancorp of Washington, by unanimous action of its Board of Directors, hereby accepts the above Offer of Merger this 9th day of July, 1996.


                            PEOPLES BANCORP OF WASHINGTON

                            By:/s/ David Graham
                                   ---------------------